Filed Pursuant to Rule 433

Registration No. 333-185656

April 7, 2014

North American Palladium Announces Preliminary First Quarter Production

Results and Improved Terms for Second Tranche of Offering

All figures are in Canadian dollars except where noted.

Toronto, Ontario, April 7, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) announced today its preliminary palladium production results for the quarter ending March 31, 2014, as well as an update on the second tranche of its previously announced public offering (the “Offering”) of 7.5% convertible unsecured subordinated debentures.

Preliminary First Quarter Production Results

Operations continue to make good progress ramping up production through the shaft. In the first quarter of 2014, underground production averaged approximately 3,065 tonnes per day, ahead of the Company’s operating guidance for the first half of the year.

Based on preliminary results, the Company estimates that payable palladium production for the quarter ended March 31, 2014 totaled approximately 42,500 ounces. Production also benefited from higher underground grades which averaged approximately 4.96 grams per tonne palladium.

The Company continues to benefit from ongoing mill improvements, with first quarter recoveries averaging around 85%.

Information About the Offering

The Company has amended the terms of the offering of 7.5% convertible unsecured subordinated debentures (the “Series 2 Debentures”) due the fifth anniversary of the issue date and associated warrants (the “Series 2 Warrants”). The amendments include, among other things:

•	a decrease in the maximum size of the Offering from $43 million to $35 million;
•	a reduction in the number of Series 2 Warrants from 33.33% to 25% of the number of common shares of the Company (“Common Shares”) that the Series 2 Debentures are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions);
•	an increase to the exercise price of the Series 2 Warrants from 120% to 125% of the conversion price of the Series 2 Debentures (the “Warrant Exercise Price”);
•	a reduction in the term of the Series 2 Warrants from three years to two years; and
•	the removal of full ratchet/anti-dilution provisions in the Series 2 Debentures and Series 2 Warrants.

The net proceeds from the Offering are expected to be used for expenditures at the Company’s Lac des Iles mine, exploration, mining equipment and for other general corporate purposes.

The Company intends to apply to list the Common Shares issuable pursuant to the terms of the Series 2 debentures and warrants on the TSX and the NYSE MKT. The completion of the Offering is subject to the approval of the TSX, NYSE MKT, all other necessary regulatory approvals and the settlement of definitive documentation, among other conditions.

Edgecrest Capital Corporation has been retained as lead agent and book-runner.

The Company has filed a final short form base shelf prospectus and an indicative term sheet with the securities regulatory authorities in each of the provinces of Canada and an indicative term sheet and registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the Offering. The Company will also file a final prospectus supplement containing important information relating to the securities described in this document with the securities regulatory authorities in each of the Provinces of Canada and with the SEC. The Offering in Canada will be made only by the base shelf prospectus and the relevant final prospectus supplement.

The conversion price at which the Series 2 Debentures will be convertible into Common Shares and the Warrant Exercise Price will be determined prior to the time of filing the final prospectus supplement for the Offering. It is anticipated that the Offering will close 3-4 business days after the filing of the final prospectus supplement.

Before you invest, you should read the base shelf prospectus, the registration statement and the final prospectus supplement and other documents the Company has filed with the securities regulatory authorities in Canada and the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. Alternatively, the Company, or the lead agent will arrange to send you the offering documents if you so request by calling toll-free 1 (877) 257-7366.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic

Investor Relations Advisor

Telephone: 416-360-7374

Email: jvincic@nap.com

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s future operating performance, the use of proceeds of the Offering, the anticipated closing of Tranche 2, and the ability to obtain the required approvals for the Offering. The Company cautions the reader that such forward looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the LDI mine may not perform as planned, the risk that the Company may not be able to obtain sufficient financing to fund current capital needs, the risk that the Company will not be able to meet its financial obligations as they become due, and the possibility that the Company may not be able to obtain the necessary approvals. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that there will be no significant disruptions affecting operations, and that the Company will obtain the required approvals to complete the Offering. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.